UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2008

POWER OIL & GAS INC.
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(Registrant’s Name)

4620 Manilla Road
Calgary, Alberta, T2G 4B7
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 23, 2008, Power Oil & Gas Inc., a Canadian company (the “Company”) entered into an assignment and assumption agreement with an unaffiliated Canadian company (the “Vendor”), to purchase and acquire the entire interest of 10 Alberta Crown Petroleum and Natural Gas Leases consisting of a total of 1,911 hectares located in the Taber/Grand Forks areas of southern Alberta, Canada.  The Vendor originally acquired the leases and entered into PNG lease agreements with the Province of Alberta through public petroleum and natural gas lease sales during 2007.

Pursuant to the assignment and assumption agreement, the Company assumed the rights, and agreed to perform all of the duties and obligations, of the Vendor arising under the lease agreements.  Simultaneous with the execution and delivery of the assignment and assumption agreement, the Company agreed to pay the Vendor the full payment price for the assignment by the Vendor to the Company for the lease agreements and all rights and obligations with respect thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWER OIL & GAS INC.

By: /s/ Pratt Barndollar
Name:  Pratt Barndollar
Title:    President and Chief Executive Officer

Date:    July 23, 2008